SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )

TRICIDA, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

89610F101

(CUSIP Number)

Patrick G. Enright

Managing Member

Longitude Capital Partners II, LLC

2740 Sand Hill Road, 2nd Floor

Menlo Park, CA 94025

(650) 854-5700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 2, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 10 Pages)

CUSIP No. 89610F101	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Longitude Capital Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,019,734[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,019,734[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,019,734[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.2%[3]
14	TYPE OF REPORTING PERSON (see instructions) OO

[1]	The securities over which the Reporting Persons have shared voting and dispositive power were purchased using investment funds from limited partner investors of Longitude Venture II.
[2]	Consists of 3,019,734 outstanding shares of Common Stock, 2,431,511 of which were issued upon conversion of 9,677,419 shares of the Issuer’s Series C convertible preferred stock upon the closing of its IPO; 456,644 of which were issued upon conversion of 1,817,447 shares of the Issuer’s Series D convertible preferred stock upon the closing of its IPO; and 131,579 of which were purchased by Longitude Venture II in the Issuer’s IPO.
[3]	The percentage was calculated based on 42,095,927 outstanding shares of Common Stock, as follows: (i) 28,640,927 outstanding shares of Common Stock as of June 15, 2018, as disclosed by the Issuer in the Registration Statement and after giving effect to the conversion of all shares of all series of the Issuer’s convertible preferred stock into shares of Common Stock immediately prior to the completion of the IPO and the 1-for-3.98 reverse stock split effected on June 15, 2018, and (ii) the Issuer’s issuance and sale of 13,455,000 shares of Common Stock in its IPO.

CUSIP No. 89610F101	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Longitude Venture Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,019,734[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,019,734[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,019,734[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.2%[3]
14	TYPE OF REPORTING PERSON (see instructions) PN

[1]	The securities over which the Reporting Persons have shared voting and dispositive power were purchased using investment funds from limited partner investors of Longitude Venture II.
[2]	Consists of 3,019,734 outstanding shares of Common Stock, 2,431,511 of which were issued upon conversion of 9,677,419 shares of the Issuer’s Series C convertible preferred stock upon the closing of its IPO; 456,644 of which were issued upon conversion of 1,817,447 shares of the Issuer’s Series D convertible preferred stock upon the closing of its IPO; and 131,579 of which were purchased by Longitude Venture II in the Issuer’s IPO.
[3]	The percentage was calculated based on 42,095,927 outstanding shares of Common Stock, as follows: (i) 28,640,927 outstanding shares of Common Stock as of June 15, 2018, as disclosed by the Issuer in the Registration Statement and after giving effect to the conversion of all shares of all series of the Issuer’s convertible preferred stock into shares of Common Stock immediately prior to the completion of the IPO and the 1-for-3.98 reverse stock split effected on June 15, 2018, and (ii) the Issuer’s issuance and sale of 13,455,000 shares of Common Stock in its IPO.

CUSIP No. 89610F101	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS David Hirsch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,021,924[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,021,924[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,021,924[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.2%[3]
14	TYPE OF REPORTING PERSON (see instructions) IN

[1]	The securities over which the Reporting Persons have shared voting and dispositive power were purchased using investment funds from limited partner investors of Longitude Venture II.
[2]	Consists of (a) 3,019,734 outstanding shares of Common Stock, 2,431,511 of which were issued upon conversion of 9,677,419 shares of the Issuer’s Series C convertible preferred stock upon the closing of its IPO; 456,644 of which were issued upon conversion of 1,817,447 shares of the Issuer’s Series D convertible preferred stock upon the closing of its IPO; and 131,579 of which were purchased by Longitude Venture II in the Issuer’s IPO, and (b) 2,190 shares of Common Stock subject to stock options granted to Dr. Hirsch in his capacity as a director of the Issuer that are exercisable as of July 2, 2018 or within 60 days thereafter.
[3]	The percentage was calculated based on 42,098,117 shares of Common Stock, calculated as follows: (a) 42,095,927 outstanding shares of Common Stock, based on 28,640,927 outstanding shares of Common Stock as of June 15, 2018, as disclosed by the Issuer in the Registration Statement and after giving effect to the conversion of all shares of all series of the Issuer’s convertible preferred stock into shares of Common Stock immediately prior to the completion of the IPO and the 1-for-3.98 reverse stock split effected on June 15, 2018, and the Issuer’s issuance and sale of 13,455,000 shares of Common Stock in its IPO, plus (b) 2,190 shares of Common Stock subject to stock options granted to Dr. Hirsch in his capacity as a director of the Issuer that are exercisable as of July 2, 2018 or within 60 days thereafter.

CUSIP No. 89610F101	13D	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS Patrick G. Enright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,021,924[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,021,924[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,021,924[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.2%[3]
14	TYPE OF REPORTING PERSON (see instructions) IN

[1]	The securities over which the Reporting Persons have shared voting and dispositive power were purchased using investment funds from limited partner investors of Longitude Venture II.
[2]	Consists of (a) 3,019,734 outstanding shares of Common Stock, 2,431,511 of which were issued upon conversion of 9,677,419 shares of the Issuer’s Series C convertible preferred stock upon the closing of its IPO; 456,644 of which were issued upon conversion of 1,817,447 shares of the Issuer’s Series D convertible preferred stock upon the closing of its IPO; and 131,579 of which were purchased by Longitude Venture II in the Issuer’s IPO, and (b) 2,190 shares of Common Stock subject to stock options granted to Dr. Hirsch in his capacity as a director of the Issuer that are exercisable as of July 2, 2018 or within 60 days thereafter.
3	The percentage was calculated based on 42,098,117 shares of Common Stock, calculated as follows: (a) 42,095,927 outstanding shares of Common Stock, based on 28,640,927 outstanding shares of Common Stock as of June 15, 2018, as disclosed by the Issuer in the Registration Statement and after giving effect to the conversion of all shares of all series of the Issuer’s convertible preferred stock into shares of Common Stock immediately prior to the completion of the IPO and the 1-for-3.98 reverse stock split effected on June 15, 2018, and the Issuer’s issuance and sale of 13,455,000 shares of Common Stock in its IPO, plus (b) 2,190 shares of Common Stock subject to stock options granted to Dr. Hirsch in his capacity as a director of the Issuer that are exercisable as of July 2, 2018 or within 60 days thereafter.

CUSIP No. 89610F101	13D	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,021,924[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,021,924[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,021,924[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.2%[3]
14	TYPE OF REPORTING PERSON (see instructions) IN

[1]	The securities over which the Reporting Persons have shared voting and dispositive power were purchased using investment funds from limited partner investors of Longitude Venture II.
[2]	Consists of (a) 3,019,734 outstanding shares of Common Stock, 2,431,511 of which were issued upon conversion of 9,677,419 shares of the Issuer’s Series C convertible preferred stock upon the closing of its IPO; 456,644 of which were issued upon conversion of 1,817,447 shares of the Issuer’s Series D convertible preferred stock upon the closing of its IPO; and 131,579 of which were purchased by Longitude Venture II in the Issuer’s IPO, and (b) 2,190 shares of Common Stock subject to stock options granted to Dr. Hirsch in his capacity as a director of the Issuer that are exercisable as of July 2, 2018 or within 60 days thereafter.
[3]	The percentage was calculated based on 42,098,117 shares of Common Stock, calculated as follows: (a) 42,095,927 outstanding shares of Common Stock, based on 28,640,927 outstanding shares of Common Stock as of June 15, 2018, as disclosed by the Issuer in the Registration Statement and after giving effect to the conversion of all shares of all series of the Issuer’s convertible preferred stock into shares of Common Stock immediately prior to the completion of the IPO and the 1-for-3.98 reverse stock split effected on June 15, 2018, and the Issuer’s issuance and sale of 13,455,000 shares of Common Stock in its IPO, plus (b) 2,190 shares of Common Stock subject to stock options granted to Dr. Hirsch in his capacity as a director of the Issuer that are exercisable as of July 2, 2018 or within 60 days thereafter.

Page 7 of 10 Pages

Item 1.	Security and Issuer.

This Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.001 per share (“Common Stock”), of Tricida, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 7000 Shoreline Court, Suite 201, South San Francisco, California 94080.

Item 2.	Identity and Background.

(a)       This Statement is being filed on behalf of entities Longitude Venture Partners II, L.P. (“Longitude Venture II”) and Longitude Venture II’s sole general partner Longitude Capital Partners II, LLC (“Longitude Capital II”, and together with Longitude Venture II, a “Reporting Entity”), and individuals David Hirsch, Patrick G. Enright and Juliet Tammenoms Bakker (each a “Reporting Individual,” and each Reporting Entity or Reporting Individual, a “Reporting Person”). The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(b)       The address of the principal offices of each Reporting Entity and the business address of each Reporting Individual is 2740 Sand Hill Road, 2nd Floor, Menlo Park, California 94025.

(c)       Each Reporting Entity is a venture capital investment entity. Each Reporting Individual is engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. The Reporting Individuals are members of Longitude Capital II, and Mr. Enright and Ms. Bakker are the managing members of Longitude Capital II and together constitute all officers and directors of Longitude Capital II, the general partner of Longitude Venture II. In addition, Dr. Hirsch has served as a member of the board of directors of the Issuer (the “Board”) since July 2016 and as a member of the audit and compensation committees of the Board since the completion of the Issuer’s initial public offering of its Common Stock (the “IPO”), which occurred on July 2, 2018.

(d)       During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Longitude Capital II is a limited liability company organized under the laws of the State of Delaware. Longitude Venture II is a limited partnership organized under the laws of the State of Delaware. Each of the Reporting Individuals is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 12, 2016, Longitude Venture II entered into a stock purchase agreement with the Issuer and certain other parties thereto, pursuant to which Longitude Venture II purchased from the Issuer, (i) on July 12, 2016, 5,278,592 shares of the Issuer’s Series C convertible preferred stock for an aggregate purchase price of $8,181,818, or $1.55 per share, and (ii) on April 25, 2017, 4,398,827 shares of the Issuer’s Series C convertible preferred stock for an aggregate purchase price of $6,818,182, or $1.55 per share.

On November 7, 2017, Longitude Venture II entered into a stock purchase agreement with the Issuer and certain other parties thereto, pursuant to which Longitude Venture II purchased from the Issuer, (i) on November 7, 2017, 1,817,447 shares of the Issuer’s Series D convertible preferred stock for an aggregate purchase price of $4,271,000, or $2.35 per share.

Upon the completion of the IPO, all then-outstanding shares of the Issuer’s Series C and Series D convertible preferred stock converted into shares of Common Stock, and on June 15, 2018, the Issuer effected a 1-for-3.98 reverse stock split of the Common Stock. As a result, all shares of each such series of the Issuer’s convertible preferred stock held by Longitude Venture II converted into 2,431,511 and 456,644 shares of Common Stock, respectively, upon the completion of the IPO.

Page 8 of 10 Pages

Longitude Venture II purchased 131,579 shares of Common Stock from the Issuer in the IPO for an aggregate purchase price of $2,500,001, or $19.00 per share.

All shares of the capital stock of the Issuer purchased by the Reporting Entities have been purchased using investment funds provided to Longitude Venture II by its limited partner investors.

The Issuer has granted Dr. Hirsch a restricted stock unit award and a stock option award as compensation for his service on the Board. Such awards were granted on June 27, 2018 and have the following terms: (a) the restricted stock unit award is for 3,632 shares of Common Stock and vests in full on the earlier of June 27, 2019 or the date of the Issuer’s next annual stockholders’ meeting held after the grant date of the award; and (b) the stock option award is for 13,147 shares of Common Stock, has an exercise price of $19.00 per share, and vests in 12 equal installments beginning on July 27, 2018 and continuing on each monthly anniversary thereafter, except that all shares remaining unvested as of the date of the Issuer’s next annual stockholders’ meeting held after the grant date of the award will be fully vested on the date of such meeting. Such awards were granted pursuant to the Issuer’s compensation policy for its non-employee directors, as described in Item 6 below, and pursuant to the Issuer’s 2018 Equity Incentive Plan and award agreements thereunder.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference.

The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)       According to the Issuer’s Registration Statement on Form S-1, as amended, declared effective by the Securities and Exchange Commission (the “Commission”) on June 27, 2018 (together with the prospectus dated June 27, 2018 forming a part thereof, the “Registration Statement”), as of July 2, 2018, after giving effect to the issuance of 13,455,000 shares of Common Stock in the IPO, the conversion of all outstanding shares of all series of the Issuer’s convertible preferred stock upon the completion of the IPO, and the 1-for-3.98 reverse stock split of the Common Stock effected on June 15, 2018, there were 42,095,927 outstanding shares of Common Stock.

Longitude Venture II is the record holder of an aggregate of 3,019,734 shares of Common Stock, which represents beneficial ownership of approximately 7.2% of the Common Stock.

Longitude Capital II, as the general partner of Longitude Venture II, has the power to vote and dispose of securities held by Longitude Venture II and may be deemed to beneficially own the securities held of record by Longitude Venture II.

The Reporting Individuals are members of Longitude Capital II and Mr. Enright and Ms. Bakker are the managing members of Longitude Capital II. The Reporting Individuals share the decision-making power of Longitude Capital II with respect to the voting and disposition of the securities of the Issuer beneficially owned by Longitude Capital II. As a result, each of the Reporting Individuals may be deemed to beneficially own the securities of the Issuer held by Longitude Venture II.

(b)       Each of the Reporting Persons has shared power to vote and dispose of 3,019,734 shares of Common Stock. Each of the Reporting Individuals has shared power to vote and dispose of an additional 2,190 shares of Common Stock (for an aggregate of 3,021,924 shares of Common Stock).

(c)       Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d)       Not applicable.

(e)       Not applicable.

Page 9 of 10 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

In connection with its purchase of the various series of the Issuer’s convertible preferred stock, Longitude Venture II and the other purchasers of such convertible preferred stock entered into an Amended and Restated Investors’ Rights Agreement, dated November 7, 2017, with the Issuer (the “Rights Agreement”), pursuant to which such parties have been granted certain registration rights with respect to the Issuer’s convertible preferred stock and the shares of Common Stock issued upon conversion thereof, including the right to demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing, subject, in each case, to certain exceptions. The terms and provisions of the Rights Agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of such agreement, which is filed or incorporated by reference as an exhibit to this Statement.

In connection with the IPO, each of Longitude Venture II and Dr. Hirsch have entered into a lock-up agreement, pursuant to which each such party is prohibited from disposing of or hedging its shares of Common Stock (or securities convertible into or exchangeable for shares of Common Stock) during the period from June 27, 2018 through the date that is 180 days after June 27, 2018, except with the prior written consent of Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Cowen and Company, LLC, certain of the underwriters of the IPO, and subject to certain limited exceptions. The terms and provisions of such lock-up agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of such agreement, which is filed or incorporated by reference as an exhibit to this Statement.

As disclosed in the Registration Statement, the Issuer has historically compensated its directors for their services as such with an annual cash retainer (and reimbursement for reasonable out-of-pocket expenses incurred in attending meetings of the Board and applicable committees thereof), and the Board has approved an amended compensation policy for its non-employee directors, including Dr. Hirsch, that became effective upon the completion of the Issuer’s IPO. Such compensation policy generally provides for (i) cash compensation, including an annual retainer for service as a member of the Board and supplemental annual retainers for membership and chair positions on certain of the Board’s committees, and (ii) equity compensation, including stock option and restricted stock unit awards with a specified grant date fair value, to be granted upon initial appointment as a director and on an annual basis on the date of each of the Issuer’s annual meeting of stockholders. In addition, in connection with his service on the Board, Dr. Hirsch has entered into an indemnification agreement with the Issuer, which generally provides that the Issuer will indemnify Dr. Hirsch to the fullest extent permitted by law and its amended and restated certificate of incorporation. The terms and provisions of such director compensation policy and indemnification agreement are described more fully in the Registration Statement, and the above summaries are qualified by reference to such descriptions and the full text of such document or agreement, as applicable, which are filed or incorporated by reference as exhibits to this Statement.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated July 6, 2018, by and among the Reporting Persons (filed herewith).
Exhibit 2:	Form of Lock-Up Agreement (incorporated by reference to Annex IV of Exhibit 1.1 to the Registration Statement, as filed with the Commission on June 25, 2018).
Exhibit 3:	Amended and Restated Investors’ Rights Agreement, dated November 7, 2017, by and among the Issuer and certain of its stockholders (incorporated by reference to Exhibit 4.1 to the Registration Statement, as filed with the Commission on June 4, 2018).
Exhibit 4:	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement, as filed with the Commission on June 25, 2018).
Exhibit 5:	2018 Equity Incentive Plan of the Issuer (incorporated by reference to Exhibit 10.3 to the Registration Statement, as filed with the Commission on June 25, 2018).
Exhibit 6:	Form of Director Restricted Stock Unit Award Agreement (Annual Grant) (incorporated by reference to Exhibit 10.4 to the Registration Statement, as filed with the Commission on June 25, 2018).
Exhibit 7:	Form of Director Stock Option Agreement (Annual Grant) (incorporated by reference to Exhibit 10.5 to the Registration Statement, as filed with the Commission on June 25, 2018).

Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2018

LONGITUDE VENTURE PARTNERS II, L.P.

By: LONGITUDE CAPITAL PARTNERS II, LLC
Its: General Partner

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

LONGITUDE CAPITAL PARTNERS II, LLC

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

/s/ David Hirsch
David Hirsch

/s/ Patrick G. Enright
Patrick G. Enright

/s/ Juliet Tammenoms Bakker
Juliet Tammenoms Bakker